PRESS RELEASE
FOR IMMEDIATE RELEASE


CONTACT INFORMATION:
Karen Chrosniak, Director of Investor Relations
Ed Babcock, VP of Finance
Adelphia Business Solutions
877-496-6704



          ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES SECOND QUARTER
                              RESULTS OF OPERATIONS


                        Coudersport, PA - August 10, 2001




John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ: ADLAC) and Adelphia Business Solutions, Inc. ("the Company") (NASDAQ:
ABIZ) reported results of operations for the Company for the second quarter which ended on June 30, 2001. Second quarter results saw record levels of consolidated operating revenues of $116.9 million. Net loss applicable to common stockholders for the second quarter totaled $82.2 million, or $0.61 per share, compared with $73.6 million, or $1.06 per share, for the same period in the prior year. Summarized financial results are included in Tables 1, 2, and 3 below.

As presented in Table 1, consolidated revenues increased by 46% to $116.9 million in the June 2001 quarter, from $80.2 million in the June 2000 quarter and were approximately 6% higher than the March 2001 quarter, from $110.3 million. Consolidated revenues were comprised of voice revenue (includes local, long-distance and other revenues) of $90.5 million in the June 2001 quarter as compared with $64.5 million in the June 2000 quarter and data revenue (includes internet, dedicated access and data services) of $26.4 million in the June 2001 quarter as compared with $15.7 million in the June 2000 quarter. Average revenue per installed access line in the June 2001 quarter was approximately $49 per month, or the same as the prior quarter. Consolidated revenues in the June 2001 quarter included $10.7 million of reciprocal compensation revenue, or 9.2% of revenues. The Company continues to expect calendar 2001 revenues to be approximately $475 million to $500 million. As a result of continued execution of its revised business plan, the Company expects EBITDA losses to decrease to approximately $2 to $5 million for the third quarter of calendar 2001 and to a total of approximately $20 million for the full year of calendar 2001.

Consolidated gross margin as a percent of sales was 47.0% in the June 2001 quarter as compared with 44.9% of sales in the March 2001 quarter, a 200 basis point improvement. The Company expects gross margin as a percent of sales will continue to improve during the third quarter and throughout the remainder of calendar 2001 as the Class of 1999 and 2000 markets become operational and customers are moved to our own network. Consolidated EBITDA losses for the June 2001 quarter were in line with Company expectations at $8.7 million versus a $15.3 million EBITDA loss for the March 2001 quarter. Contribution of higher gross margin in each of its Class market results, combined with the Company achieving its goal of reducing selling, general and administrative costs associated with previous market expansion efforts, contributed to the improved financial performance. Also, the Company's TSR access line count has been reduced by over 62,000 lines as a result of the Company's TSR conversion efforts, further contributing to the positive gross margin contributions during the June 2001 quarter. The Company expects TSR lines will represent less than 25% of its installed access lines by year end.

As shown in Table 2, the Company's thirteen Class of 1996 markets continue to demonstrate strong financial results with sequential quarterly revenue growth of 4.8% in the June 2001 quarter and gross margin as a percentage of sales of 70.1%. Revenue for the Class of 1996 markets increased 34.8% as compared with the June 2000 quarter, with gross margins in excess of 70.0% of revenues for each of the past seven quarters. As such, EBITDA for these markets before allocation of corporate overhead increased 108.4% from an annualized $72.1 million for the June 2000 quarter to an annualized $150.3 million for the June 2001 quarter. Furthermore, from the June 2000 quarter to the June 2001 quarter, the eight Class of 1997/1998 markets' revenues increased 51.7% from $11.9 million to $18.1 million. Gross margins for these markets increased 96.2% from the June 2000 quarter to the June 2001 quarter and EBITDA before allocation of corporate overhead increased from $6.4 million to $26.6 million on an annualized basis and to 36.7% of revenues in the June 2001 quarter.

The Class of 1999 markets also contributed to the Company's improved financial performance with revenue growth of 58.6% as compared to the June 2000 quarter. Gross margins in the June 2001 quarter also improved by $3.2 million, a 54.7% improvement as compared with the March 2001 quarter as a result of a greater percentage of the Company's customers being served on the newly lit fiber-optic networks in these markets. EBITDA losses before allocation of corporate overhead decreased to $21.8 million for the June 2001 quarter compared to $23.8 million in the March 2001 quarter. The Class of 2000 markets had EBITDA losses before allocation of corporate overhead which decreased from $4.3 million in the March 2001 quarter to $4.2 million in the June 2001 quarter. As such, in the June 2001 quarter, each of the Company's Class market groupings demonstrated improved EBITDA performance for the second consecutive quarter, with overall EBITDA before allocation of corporate overhead of positive $18.2 million, an almost 100% improvement, compared to positive $9.4 million in the March 2001 quarter. In addition, the June 2001 quarter represented the first quarter in which the Company's combined financial performance of all of its class markets after corporate overhead resulted in positive EBITDA of approximately $4 million.

Days sales outstanding in accounts receivable was at about the same level at 84 days as of June 30, 2001 as compared with 83 days at March 31, 2001. The Company expects days sales outstanding will decrease during the remainder of the year. As of June 30, 2001, total gross property, plant and equipment of the Company and its consolidated subsidiaries, was approximately $2.0 billion. The Company's condensed consolidated balance sheets are attached on Table 3.

During the June 2001 quarter, the Company and its consolidated subsidiaries invested approximately $120.5 million in capital expenditures related primarily to local market construction, regional network ring activations, and the central office build-out for the Class of 1999 and 2000 markets. The Company continues to expect full-year calendar 2001 capital expenditures to be approximately $450-$470 million. During the past several months, the Company has evaluated its capital spending needs to complete its current 75-80 market business plan. As a result of a combination of factors, including; (i) lower costs of customer premise and central office electronics, (ii) lower capital costs to activate the Company's regional long-haul fiber rings, (iii) the ability to purchase long-haul transport capacity at much lower costs than originally forecasted and
(iv) the successful completion of several metro transport fiber swaps to add network capacity to new markets at lower than originally forecasted levels, the Company now believes that the total amount of capital expenditures required to complete its current business plan over the next 3-4 years will be lower than originally projected by approximately $350 million, or 20%.

During the June 2001 quarter, the Company funded its free cash flow deficit with draws from the $500 million bank credit facility. Under its current business plan, the Company estimates that, in addition to the cash and cash equivalents on hand and remaining availability under the $500 million bank credit facility as of June 30, 2001, a total of an additional approximately $500 million will be required to fund the Company's capital expenditures, working capital requirements, operating losses and pro rata investments in joint ventures from July 1, 2001 through June 30, 2002, of which approximately $260 million will be required through December 31, 2001. As of June 30, 2001, approximately $54,261 was available under the bank credit facility. To fund its projected short term cash needs, as well as future deficits through mid-2002, the Company is exploring additional sources of financing including additional bank or institutional credit facilities and additional funding from Adelphia. There is no assurance that the Company will obtain any additional short term or long term funding or that the terms of any new financing would not be materially adverse to the Company, or that the Company will not be required to consider further revisions to its business plan, the sale of assets or other alternatives.

      A summary of the Company's non-financial statistical information as of June 30, 2001 follows:

                                                   Active
                                                  ---------
        Local Route Miles                           10,142
        Fiber Strand Miles                         586,183
        Long-Haul Route Miles                        8,214
        Buildings Connected on-network
         with owned facilities                       3,369
        Central Offices Connected on-network           321
        Lucent 5ESS Voice Switches                      30
        Data Switches                                   26
        Sales Employees                                518
        Total Employees                              2,533
        Customers, including joint ventures         42,370
        Average monthly revenue per customer         $ 988



Adelphia Business Solutions provides integrated communications services to business customers through its state-of-the-art fiber optic communications network, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia.com.

The Company will hold its quarterly conference call with investors on Monday August 13, 2001 at 2:00 p.m. Eastern Standard Time. The conference call can be accessed by dialing 800-553-2165 or 303-224-6999 internationally (passcode 1165814). A telephone replay of the conference call will be available immediately following the call and through Friday, August 17, 2001. To access the replay, please dial 800-625-5288 or 303-804-1855 internationally (passcode 1165814). In addition, the conference call will be rebroadcast live via the Internet at www.adelphia.com. A recording of the conference call will also be available on the Company's website from August 13, 2001 through August 27, 2001.

The statements in this press release that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, general economic and business conditions, competitive developments, risks associated with the Company's growth and financings, the cost and availability of capital, the development of the Company's markets, regulatory risks, risks associated with reliance on the performance and financial condition of vendors and customers, dependence on its customers and their spending patterns, the ability of the Company to execute on its business plan and to design and construct fiber optic networks and related facilities, and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus and most recent prospectus supplement under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors," and the Company's filings under the Securities Exchange Act of 1934. The Company does not undertake to update any forward looking statements in this press release or with respect to matters described herein.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 1 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

                                                      (Unaudited)
                                         Three Months               Six Months
                                            Ended                     Ended
                                           June 30,                  June 30,
                                   ----------------------    ----------------------
                                      2000         2001         2000         2001
                                   ---------    ---------    ---------    ---------
Revenues .......................   $  80,214    $ 116,941    $ 149,515    $ 227,284

Operating expenses:
  Network operations ...........      41,661       61,861       75,393      122,625
  Selling, general
   and administrative ..........      62,922       63,823      120,969      128,653
                                   ---------    ---------    ---------    ---------

  EBITDA (a) ...................     (24,369)      (8,743)     (46,847)     (23,994)

  Restructuring charges ........        --           --           --          4,979
  Non-cash stock compensation ..         426          483        1,225        1,145
  Depreciation and amortization       26,689       35,144       46,127       71,694
                                   ---------    ---------    ---------    ---------

Operating loss .................     (51,484)     (44,370)     (94,199)    (101,812)

Other income (expense):
  Interest income ..............       1,020          382        1,424        1,143
  Interest income-affiliate ....       1,259         --          6,282         --
  Interest expense .............     (15,264)     (25,437)     (28,194)     (55,258)
  Interest expense - affiliate .        --         (6,036)        --        (12,808)
                                   ---------    ---------    ---------    ---------

Loss before equity in net (loss)
  income of joint ventures .....     (64,469)     (75,461)    (114,687)    (168,735)

Equity in net (loss) income of
  joint ventures ...............        (346)       3,242         (451)       3,135
                                   ---------    ---------    ---------    ---------

Net loss .......................     (64,815)     (72,219)    (115,138)    (165,600)

Dividend requirements applicable
  to preferred stock ...........      (8,771)      (9,956)     (17,268)     (19,601)
                                   ---------    ---------    ---------    ---------

Net loss applicable to common
 stockholders ..................   $ (73,586)   $ (82,175)   $(132,406)   $(185,201)
                                   =========    =========    =========    =========

Basic and diluted net loss per
 weighted average share
 of common stock ...............   $   (1.06)   $   (0.61)   $   (1.91)   $   (1.75)
                                   =========    =========    =========    =========

Weighted average shares of
  common stock outstanding .....      69,503      134,530       69,417      106,026
                                   =========    =========    =========    =========

(a) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and non-cash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 - Unaudited Combined Results of Original and Expansion Markets before allocation of Corporate Overhead (a)

                                Quarter Ended June 30, 2001                         Quarter Ended March 31, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class     Class     Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
Revenue ........... $ 90,775  $ 18,101  $ 24,710  $  3,768   $  137,354  $  86,654  $ 16,322  $ 22,518  $  2,386  $  127,880

Direct Operating
 Expenses .........   27,127     6,405    27,319     3,336       64,187     25,247     5,827    28,280     2,326      61,680
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   63,648    11,696    (2,609)      432       73,167     61,407    10,495    (5,762)       60      66,200
Gross Margin
 Percentage .......    70.1%     64.6%    (10.6%)    11.5%        53.3%      70.9%     64.3%    (25.6%)     2.5%       51.8%

Sales, General
 and Administrative
 Expenses .........   26,076     5,054    19,217     4,590       54,937     28,766     5,614    18,082     4,330      56,792
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 37,572  $  6,642  $(21,826) $ (4,158)  $   18,230  $  32,641  $  4,881  $(23,844) $ (4,270) $    9,408
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA as a
 Percentage
 of Revenues ......    41.4%     36.7%    (88.3%)  (110.4%)       13.3%      37.7%     29.9%   (105.9%)  (179.0%)       7.4%
                        June 2001 Quarter vs. March 2001 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                               Original Expansion
                                 Markets Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------
Revenues ..........     4.8%     10.9%      9.7%     57.9%         7.4%

Direct Operating
 Expenses .........     7.4%      9.9%     (3.4%)    43.4%         4.1%
                    --------  --------  --------  --------   ----------

Gross Margin ......     3.6%     11.4%     54.7%     NM(c)        10.5%

Sales, General
 and Administrative
 Expenses .........    (9.4%)   (10.0%)     6.3%      6.0%        (3.3%)
                    --------  --------  --------  --------   ----------
EDITDA before
 allocation of
 Corporate
 Overhead (b) .....    15.1%     36.1%      8.5%      2.6%        93.8%
                    --------  --------  --------  --------   ----------

(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, which includes non-consolidated joint ventures, grouped by the year or years in which operations commenced. Operating results are presented before an allocation of corporate overhead for network operating control center, engineering and other administrative support functions totaling $14.4 million in the June 2001 quarter and $17.2 million in the March 2001 quarter and before a restructuring charge of $5 million in the March 2001 quarter.

(b) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

(c) Not meaningful.

Adelphia Business Solutions, Inc.
Table 2 (Cont.) - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)

                                Quarter Ended June 30, 2001                         Quarter Ended June 30, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class     Class     Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
Revenue ........... $ 90,775  $ 18,101  $ 24,710  $  3,768   $  137,354  $  67,338  $ 11,931  $ 15,576  $      6  $   94,851

Direct Operating
 Expenses .........   27,127     6,405    27,319     3,336       64,187     17,998     5,971    18,997       155      43,121
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   63,648    11,696    (2,609)      432       73,167     49,340     5,960    (3,421)     (149)     51,730
Gross Margin
 Percentage .......    70.1%     64.6%    (10.6%)    11.5%        53.3%      73.3%     50.0%    (22.0%)     NM(c)      54.5%

Sales, General
 and Administrative
 Expenses .........   26,076     5,054    19,217     4,590       54,937     31,315     4,354    18,545     1,910      56,124
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 37,572  $  6,642  $(21,826) $ (4,158)  $   18,230  $  18,025  $  1,606  $(21,966) $ (2,059) $   (4,394)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA as a
 Percentage
 of Revenues ......    41.4%     36.7%    (88.3%)  (110.4%)       13.3%      26.8%     13.5%   (141.0%)    NM(c)       (4.6%)
                        June 2001 Quarter vs. June 2000 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                               Original Expansion
                                 Markets Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------
Revenues ..........    34.8%     51.7%     58.6%     NM(c)        44.8%

Direct Operating
 Expenses .........    50.7%      7.3%     43.8%     NM(c)        48.9%
                    --------  --------  --------  --------   ----------

Gross Margin ......    29.0%     96.2%     23.7%     NM(c)        41.4%

Sales, General
 and Administrative
 Expenses .........   (16.7%)    16.1%      3.6%     NM(c)        (2.1%)
                    --------  --------  --------  --------   ----------

EDITDA before
 allocation of
 Corporate
 Overhead (b) .....   108.4%     NM(c)     (0.6%)    NM(c)        NM(c)
                    --------  --------  --------  --------   ----------

(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, which includes non-consolidated joint ventures, grouped by the year or years in which operations commenced. Operating results are presented before an allocation of corporate overhead for network operating control center, engineering and other administrative support functions totaling $14.4 million in the June 2001 quarter and $14.8 million in the June 2000 quarter.

(b) Earnings before interest, income taxes, depreciation and amortization restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

(c) Not meaningful.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 3 - CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)


                                                     December 31,     June 30,
                                                         2000           2001
                                                     ------------   -----------
ASSETS:
Current assets:
     Cash and cash equivalents ...................   $     3,543    $     2,153
     Accounts receivable - net ...................        79,650         97,554
     Other current assets ........................        14,936         27,893
                                                     -----------    -----------
          Total current assets ...................        98,129        127,600

Restricted cash ..................................        54,178         28,443
Investments ......................................        48,409         51,544
Property, plant and equipment - net ..............     1,534,612      1,721,196
Other assets - net ...............................       154,138        148,838
                                                     -----------    -----------
          Total ..................................   $ 1,889,466    $ 2,077,621
                                                     ===========    ===========

LIABILITIES, PREFERRED STOCK, COMMON STOCK AND
OTHER STOCKHOLDERS' (DEFICIENCY)EQUITY:
Current liabilities:
      Accounts payable ...........................   $   158,249    $    70,551
      Due to parent-net ..........................         1,544           --
      Due to affiliates-net ......................         8,067         11,894
      Accrued interest ...........................        31,011         31,173
      Accrued interest-parent ....................         7,003          6,036
      Other current liabilities ..................        13,339         35,556
                                                     -----------    -----------
          Total current liabilities ..............       219,213        155,210

13% Senior discount notes due 2003 ...............       291,891        303,840
12 1/2% Senior secured notes due 2004 ............       250,000        250,000
12% Senior subordinated notes due 2007 ...........       300,000        300,000
Note payable .....................................       500,000        445,739
Other debt .......................................        48,565         47,172
                                                     -----------    -----------
          Total liabilities ......................     1,609,669      1,501,961
                                                     -----------    -----------

12 7/8% Senior exchangeable redeemable
 preferred stock .................................       297,067        316,945
                                                     -----------    -----------

Common stock and other stockholders' (deficiency) equity:
  Class A common stock, $0.01 par value,
   800,000,000 shares authorized, 35,848,366
   and 47,742,608 shares outstanding, respectively           358            477
  Class B common stock, $0.01 par value,
   400,000,000 shares authorized, 35,143,859
   and 86,774,676 shares outstanding, respectively           351            868
  Additional paid in capital .....................       678,140      1,119,218
  Class B common stock warrants ..................         1,022             70
  Unearned stock compensation ....................        (4,070)        (3,247)
  Accumulated deficit ............................      (693,071)      (858,671)
                                                     -----------    -----------
    Total common stock and other stockholders'
    (deficiency) equity ..........................       (17,270)       258,715
                                                     -----------    -----------
          Total ..................................   $ 1,889,466    $ 2,077,621
                                                     ===========    ===========